indie Semiconductor, Inc.

32 Journey

Aliso Viejo, California 92656

February 11, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Bradley Ecker Sherry Haywood

Re:	indie Semiconductor, Inc.

Registration Statement on Form S-1

Filed November 22, 2021

File No. 333-261269

Dear Mr. Ecker and Ms. Haywood:

indie Semiconductor, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on February 14, 2022 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

INDIE SEMICONDUCTOR, INC.

By:	/s/ Donald McClymont
Donald McClymont
Chief Executive Officer

Cc:	Ellen Bancroft, General Counsel and Secretary

Jonathan Talcott, Nelson Mullins Riley & Scarborough LLP